Exhibit 99.9

CONSENT OF JORGE FIERRO

The undersigned hereby consents to the use of their name in connection with references to their involvement in the preparation of certain technical information where used or incorporated by reference in the annual report on Form 40-F of Solaris Resources Inc. (the “Company”), including the Company’s Annual Information Form for the year ended December 31, 2025 and Management’s Discussion and Analysis for the year ended December 31, 2025 filed with the annual report on Form 40-F, being filed with the United States Securities and Exchange Commission and incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-283247) and Form F-10 (No. 333-280241).

Yours truly,

/s/ Jorge Fierro
Jorge Fierro, M.Sc., DIC, PG

Solaris Resources Inc.

Dated:	March 26, 2026